UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number: 001-33129

ALLOT LTD.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

Issuance of Convertible Debt in a Private Placement

On February 14, 2022, Allot Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Lynrock Lake Master Fund LP (the “Purchaser”), providing for the issuance to the Purchaser of a senior unsecured convertible promissory note (the “Note”), convertible into the Company’s ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”), in an aggregate principal amount of $40 million. The transaction is expected to close on February 17, 2022.

The Note will not bear regular interest and the principal amount of the Note will not accrete. The Note will mature on February 14, 2025; provided, that the Company, in its sole discretion, may extend the date of maturity by one year up to two times, each time by providing the holder of the Note with 90 days’ notice of such extension. The Note is convertible in whole or in part at the option of the holder at any time prior to the Company’s repayment of the principal amount of the Note in full, at an initial conversion rate of 97.0874 Ordinary Shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per Ordinary Share), subject to certain customary anti-dilution adjustments as described in the Note (as it may be so adjusted, the “Conversion Rate”).

In the event the Company exercises its option to extend the maturity date, the Conversion Rate will be adjusted such that the conversion price will decrease by $1 per Ordinary Share (as adjusted commensurate with any anti-dilution adjustments to the Conversion Rate prior to such time) for each year that the maturity is extended. In such event, the Conversion Rate for the year following the first extension would be increased to 110.8% of the Conversion Rate in effect immediately prior to such extension. If the Company elects to extend the maturity date for a second year, the Conversion Rate for the year following such second extension would be increased to 112.0% of the Conversion Rate in effect immediately prior to such second extension.

In the event of a Change of Control (as defined in the Note), the holder of the Note has the right to require the Company to convert all or a portion of the Note to Ordinary Shares or redeem all (but not less than all) of the outstanding principal amount of the Note. In the event of such a conversion or redemption in connection with a Change of Control, the Company will also be required to pay the holder an amount in cash equal to 6% per annum on the then-outstanding principal amount of the Note from the date of such conversion or redemption through the maturity date, as it may have been extended. Should the holder of the Note receive a demand or notice giving rise to a claim for any taxes payable arising from a payment made under the Note, then the Company has agreed to fully indemnify the holder for the respective tax amount due and payable.

The Purchaser’s conversion of the Note will be subject to an initial beneficial ownership limitation of 19.99% of the Ordinary Shares outstanding immediately after any such conversion, which may be decreased upon notice from the Purchaser or increased to 24.99% upon 61 days’ notice from the Purchaser. The beneficial ownership limitation with respect to any holder of the Note other than the Purchaser or its affiliates will be 9.99%.  In addition, any transfer of the Note may only be made in full.

The Company will also enter into a registration rights agreement (the “Registration Rights Agreement”) with the Purchaser pursuant to which the Company will agree to file a registration statement to register the resale of any Ordinary Shares held by Purchaser as of February 14, 2022, any Ordinary Shares into which the Note may be converted, and any Ordinary Shares or other securities issued or issuable in connection with the exercise of certain dividends or distributions.

In connection with the transaction, as a foreign private issuer, the Company has informed Nasdaq that it is electing to follow its home country practices in lieu of Nasdaq Listing Rules 5635(b) and 5635(d).  Under Israeli law and practices, under the circumstances contemplated by the Purchase Agreement and the Note, board approval suffices for the transactions with the Purchaser.

The above description is qualified in its entirety by the terms of the Purchase Agreement and the forms of the Note and the Registration Rights Agreement, which are filed as Exhibits 4.1, 4.2 and 4.3, respectively, to this Form 6-K, and which are incorporated herein by reference.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405 and 333-254298) and Form F-3 (File No. 333-254296).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

February 15, 2022	By:	/s/ Daniella Naveh
Daniella Naveh
Deputy General Counsel

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Securities Purchase Agreement, dated February 14, 2022, between Allot Ltd. and Lynrock Lake Master Fund LP

4.2	Form of Convertible Promissory Note

4.3	Form of Registration Rights Agreement

99.1	Press Release